Exhibit 2
                                                                       ---------

FOR IMMEDIATE RELEASE                                            29 January 2009

          WPP and Omniture launch partnership to improve marketing ROI

                     Will collaborate in client development,
                        technology, new products and the
                            training of over 500 WPP
                            professionals in Omniture
                      technologies; WPP invests $25 million
                                   in Omniture


DAVOS, Switzerland-- WPP (NASDAQ: WPPGY), the world leader in communications services and Omniture, Inc. (NASDAQ: OMTR), the leading provider of online business optimization, today announced a strategic partnership that will provide clients with more-effective insights globally across both digital and traditional media channels. As part of this partnership, WPP is making a long-term $25 million investment in Omniture common stock.

The two companies will collaborate on technology development, on sharing data and information and in consulting services. The collaboration will focus on providing chief marketing officers and other marketing executives at clients, with greater consumer insights, supported by new technology. This will allow marketers to increase their revenue and profit returns from online marketing and to manage and optimize their overall marketing expenditures.

WPP  companies  involved  in  this  partnership  include  G2,  OgilvyOne,   RMG,
Wunderman, Enfatico, specialist agencies Schematic, VML and ZAAZ, Group M, 24/7 Real Media, Kantar and Bridge Worldwide.


Key elements of the strategic partnership include:

  o  Joint approaches to mutual clients to develop enhanced analytical solutions
  o Joint development of technologies and solutions, including the integration of Omniture and WPP technologies, data and products
  o  Sharing of marketing insights and consulting best practices
  o  Deployment of Omniture consultants inside WPP companies
  o Training of more than 500 WPP employees on Omniture products and solutions, within the first year of the relationship

Specifically, WPP and Omniture have agreed over the next 12-18 months to integrate many of WPP's marketing technologies, data, insights and information products into the Omniture Genesis platform. These integrations will include:

  o  Open AdStream (24/7 Real Media's advertising management system)
  o  Decide DNA (24/7 Real Media and GroupM's search engine marketing systems)
  o  24/7 Real Media and GroupM's custom media audience network
  o  TNS Compete(TM) (competitive web benchmarking data)
  o TNS Stradegy(TM) (multimedia channel advertising occurrence and expenditure data)

"In the current economic environment and as clients continue to experiment with and develop their online budgets, the need for better analysis, measurability and focus on return on investment is more important than ever," said Sir Martin Sorrell, Group Chief Executive, WPP. "This partnership will help our many mutual clients meet these objectives by equipping WPP agencies - across all geographies and disciplines - with the capabilities and tools needed to customize and deploy Omniture solutions in the most efficient and effective ways."

"The partnership is a reflection of WPP and Omniture's shared commitment to providing actionable, media-channel agnostic recommendations - informed by data and supported by technology - to the world's largest brand owners," said Mark Read, Director of Strategy, WPP, and CEO, WPP Digital. "It continues WPP's and Omniture's strategy of partnering with and integrating proprietary information and technologies with third-party platforms, for the maximum benefit of our clients."

"We have consistently said that the limiting factor for marketing executives to fully realize the benefits of digital marketing and the corresponding measurability and accountability it brings, is the lack of available online marketing consulting and best practices," said Josh James, CEO and co-founder, Omniture. "WPP's aggressive investment in this critical area is a testament to their thought leadership."

James continued, "The industry, and particularly WPP's customers, will benefit tremendously from having 500 people from the world's largest, most connected digital agencies thoroughly trained on the Omniture suite of products. This partnership will provide clients with the best of both worlds - technology and expertise - to optimize their marketing and drive ROI."

WPP contacts
Kevin McCormack, New York                      + 212 632 2239
Feona McEwan, London                           + 44 (0)20 7408 2204



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

Omniture Press Contacts
Eric Anderson, Director of PR
eanderson@omniture.com                         + 801 400 8411
----------------------

Outcast PR (for Omniture in the US)
Kelli Gail                                     + 212 905 6045
kelli@outcastpr.com
-------------------

Lewis PR (for Omniture in Europe)              + 44 (0)20 7802 2626
Alicia Gonzales
aliciag@lewispr.com
-------------------


About WPP

WPP (NASDAQ: WPPGY) is the world leader in communications services, providing national, multinational and global clients with advertising; media investment management; information, insight & consultancy; public relations & public affairs; branding & identity; healthcare communications; direct, digital, promotion & relationship marketing. WPP's worldwide companies include JWT, Ogilvy & Mather Worldwide, Y&R, Grey Group, United Group, GroupM, Mindshare, Mediaedge:cia, MediaCom, Millward Brown, Research International, Kantar (now including TNS), OgilvyOne Worldwide, Wunderman, OgilvyAction, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, Grey Healthcare Group, Landor, Fitch, The Brand Union and G2 among others. WPP companies provide communications services to clients worldwide including more than 340 of the Fortune Global 500; over one-half of the NASDAQ 100 and over 30 of the Fortune e-50. Our companies work with over 400 clients in three or more disciplines; more than 280 clients in four disciplines and nearly 230 clients in six or more countries. Collectively, WPP employs 131,000 people (including associates) in over 2,000 offices in 106 countries. For more information, visit www.wpp.com.


About Omniture

Omniture, Inc. is a leading provider of online business optimization software, enabling customers to manage and enhance online, offline and multi-channel business initiatives. Omniture's software, which it hosts and delivers to its customers as an on-demand subscription service and on-premise solution, enables customers to capture, store and analyze information generated by their Web sites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. In addition, Omniture offers a range of professional services that complement its online services, including implementation, best practices, consulting, customer support and user training through Omniture University(TM). Omniture's approximately 5,000 customers include eBay, AOL, Wal-Mart, Gannett, Microsoft, Neiman Marcus, Oracle, General Motors, Sony and HP. www.omniture.com

Copyright (c) 2008 Omniture, Inc. All rights reserved. Omniture and SiteCatalyst are registered trademarks of Omniture, Inc. in the United States, Japan, Canada, and the European Community. Omniture, Inc. owns other registered and unregistered trademarks throughout the world. Other names used herein may be trademarks of their respective owners.

Note on Forward-looking Statements
Omniture management believes that certain statements in this release may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, including, but not limited to, statements regarding the anticipated integration of WPP's technologies, data, insights and information into the Omniture Genesis Platform and the timing of such integration and the



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
abilities and expected benefits of our strategic partnership relationship with WPP and its affiliated companies. These statements are based on current expectations and assumptions regarding future events and business performance and involve certain risks and uncertainties that could cause actual results to differ materially, including but not limited to, risks that the expected benefits of the strategic partner relationship may not be realized, risks associated with changes in the demand for our services, our ability to continue to attract new customers and sell additional services to our existing customers, the significant capital requirements of our business model that make it more difficult to achieve positive cash flow and profitability if we continue to grow rapidly, the continued growth of the market for online business optimization services, changes in the competitive dynamics of our markets, the inaccurate assessment of changes in our markets, errors, interruptions or delays in our services or other performance problems with our services, our ability to hire, retain and motivate our employees and manage our growth, our ability to develop and maintain strategic relationships with third parties with respect to either technology integration or channel development; and such other risks as identified in Omniture's quarterly report on Form 10-Q for the period ended September 30, 2008, and from time to time in other reports filed by Omniture with the U.S. Securities and Exchange Commission. These reports are available on the Investor Relations section of our web site at http://www.omtr.com. Omniture undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.

The statements regarding WPP in this press release that are not historical in nature, particularly those that utilize terminology such as "may," "will," "should," "likely," "expects," "anticipates," "estimates," "believes," or "plans," or comparable terminology, are forward-looking statements based on current expectations about future events, which management has derived from the information currently available to it. It is possible that the assumptions made by management for the purposes of such statements may not materialize. Actual results may differ materially from those projected or implied in any forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, WPP's exposure to changes in the values of major currencies (because a substantial portion of its revenues are derived and costs incurred in currencies other than pounds sterling) and the overall level of economic activity in WPP's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets), as well as the risk factors identified and discussed in WPP's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof, and WPP undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these and other uncertainties, the forward-looking statements contained in this press release should not be regarded as a representation by WPP that its plans and objectives will be achieved.

###



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